

Mail Stop 4628

March 16, 2018

Gerald F. Willinger
Chief Executive Officer
Sanchez Midstream Partners LP
1000 Main Street
Suite 3000
Houston, TX 77002

>   **Re: Sanchez Midstream Partners LP**
>   **Registration Statement on Form S-3**
>   **Filed March 12, 2018**
>   **File No. 333-223569**

Dear Mr. Willinger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Scott Olson, Esq.
Andrews Kurth Kenyon LLP